UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
291525103
(CUSIP Number)
Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100
with a copy to:
James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 24, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525 10 3	Page	2	of

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,219,992[1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.14%[3]

14	TYPE OF REPORTING PERSON:

IN

1   Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of May 26, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of May 26, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
2   Includes: (i) 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P., Smith Management LLC (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on May 26, 2010, which consists of: (x) 1,406,500 shares of Class A Common Stock that Alden holds and (y) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible; and (ii) 1,714,431 shares of Class A Common Stock held by the shareholders of the Issuer set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders.
3   The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock outstanding as of April 30, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by Alden, as disclosed on Alden’s Schedule 13D filed on May 26, 2010, (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010) and (iv) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and the Reporting Person, any affiliate of the Reporting Person and any group of which the Reporting Person or any affiliate of the Reporting Person is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 69.31% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No.	291525 10 3	Page	3	of

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,219,992[1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.14%[3]

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	291525 10 3	Page	4	of

1	NAME OF REPORTING PERSON: JS Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,219,992[1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.14%[3]

14	TYPE OF REPORTING PERSON:

OO

CUSIP No.	291525 10 3	Page	5	of
Amendment No. 6 to Schedule 13D
     This Amendment No. 6 to Schedule 13D is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the ”Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006 as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.
Item 2. Identity and Background.
     The disclosure in Item 2 is hereby amended to add the following:
     “(a), (f) In connection with the transactions described in Item 4 and Item 5 below, this Amendment No. 6 to Schedule 13D includes the following new Reporting Persons: (i) JS Acquisition, Inc., an Indiana corporation, and (ii) JS Acquisition, LLC, an Indiana limited liability company.
     (b) The business addresses of JS Acquisition, Inc. and JS Acquisition, LLC is c/o James A. Strain, Taft Stettinius & Hollister LLP, One Indiana Square, Suite 3500, Indianapolis, Indiana 46204
     (c) The principal business of JS Acquisition, Inc. and JS Acquisition, LLC will be the operation of the business of the Issuer upon the consummation of the transactions described in Item 4 and Item 5.
     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Reporting Persons is a citizen of the United States of America.
     The Reporting Persons have entered into a joint filing agreement, dated as of May 26, 2010, a copy of which is attached hereto as Exhibit 1.”

CUSIP No.	291525 10 3	Page	6	of
Item 4. Purpose of Transaction.
     The disclosure in Item 4 is hereby amended and restated as follows:
     “On May 24, 2010, Mr. Smulyan, Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC and JS Acquisition, LLC, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which (i) JS Acquisition, Inc., a corporation owned by JS Acquisition, LLC and Mr. Smulyan, will commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Class A Common Stock at a price of $2.40 per share in cash; (ii) it is expected that the Issuer will launch an exchange offer (the “Exchange Offer”), whereby it will offer to issue new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in exchange for the Issuer’s existing 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) at a rate of $30.00 principal amount of New Notes for each $50.00 liquidation preferred of Preferred Stock; (iii) it is expected that the Issuer will solicit proxies for, and subsequently file, proposed amendments to its amended and restated articles of incorporation (the “Proposed Amendments”); and (iv) it is expected that following the consummation of the Tender Offer, JS Acquisition, Inc. will merge with and into the Issuer pursuant to the Merger Agreement (as described below).
     Pursuant to the Securities Purchase Agreement, Alden Media Holdings, LLC will provide all necessary funds for the Tender Offer and the other transactions contemplated under the Securities Purchase Agreement, and Alden Media Holdings, LLC will purchase for an aggregate $90 million in cash, subject to adjustment, certain interests in JS Acquisition, LLC.
     Mr. Smulyan, on behalf of himself and his affiliates, has agreed to vote, and has given a proxy to Alden Media Holdings, LLC to vote, his and their shares of stock of the Issuer in favor of the proposal to adopt the Proposed Amendments and for the merger of JS Acquisition, Inc. with and into the Issuer. Alden has also agreed to vote, and has given a proxy to JS Acquisition, LLC to vote, its shares of Class A Common Stock and Preferred Stock in favor of the proposal to adopt the Proposed Amendments and for the merger of JS Acquisition, Inc. with and into the Issuer.
     Pursuant to the Rollover Agreement (the “Rollover Agreement”), dated May 24, 2010, by and among JS Acquisition, LLC and the shareholders of the Issuer set forth in the Rollover Agreement (the “Rollover Shareholders”), each Rolling Shareholder will be issued certain interests in JS Acquisition, LLC in exchange for contributing its shares of Class A Common Stock to the Issuer for cancellation immediately prior to the Merger. The Rolling Shareholders consist of friends, family and other associates of Mr. Smulyan, including certain officers and employees of the Issuer. Each Rolling Shareholder has agreed to vote, and has given a proxy to JS Acquisition, LLC to vote, its shares of Class A Common Stock in favor of the proposal to adopt the Proposed Amendments and for the Merger.
     After giving effect to the issuance of interests in JS Acquisition, LLC to (i) Alden Media Holdings, LLC pursuant to the Securities Purchase Agreement and (ii) the Rollover Shareholders

CUSIP No.	291525 10 3	Page	7	of
pursuant to the Rollover Agreement, Mr. Smulyan shall retain the remaining interests in JS Acquisition, LLC.
     Pursuant to the Agreement and Plan of Merger, by and among the Issuer, JS Acquisition, LLC and JS Acquisition, Inc., dated as of May 25, 2010 (the “Merger Agreement”), (i) each share of Preferred Stock (other than the Preferred Stock held by Alden and its affiliates) not exchanged for the New Notes will be converted into the right to receive $5.856 per share in cash, (ii) each share of Preferred Stock held by Alden will be converted into New Notes at a rate of $30.00 principal amount of New Notes per $50.00 of liquidation preference of Preferred Stock and (iii) each share of Class A Common Stock (other than certain shares held by JS Acquisition, LLC, JS Acquisition, Inc., Mr. Smulyan and the Rollover Shareholders) will be converted into the right to receive $2.40 per share in cash. JS Acquisition, Inc. will merge with and into the Issuer, with the Issuer remaining as the surviving corporation, as a subsidiary of JS Acquisition, LLC (the “Merger”). The Merger is subject to the satisfaction or waiver of certain conditions, including the adoption of the Merger Agreement by the Issuer’s shareholders by the affirmative vote of a majority of all votes entitled to be cast. If the various minimum conditions in Tender Offer are satisfied, JS Acquisition, LLC, JS Acquisition, Inc., Mr. Smulyan, Alden and the Rollover Shareholders would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Issuer. Upon the consummation of the Merger, Mr. Smulyan will hold all of the shares of a newly issued class of voting common stock of the Issuer, and JS Acquisition, LLC will hold all of the shares of a newly issued class of non-voting common stock of the Issuer.
     The Securities Purchase Agreement, the Rollover Agreement and the Merger Agreement have been attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively. The foregoing description of the Securities Purchase Agreement, the Rollover Agreement and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement and the Merger Agreement, respectively.”
Item 5. Interest in Securities of the Issuer.
     The disclosure in Item 5 is hereby amended and restated as follows:
     “(a)-(b) As of May 26, 2010, the Reporting Persons may be deemed to beneficially own 6,118,516 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:
(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;
(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

CUSIP No.	291525 10 3	Page	8	of
(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of May 26, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of May 26, 2010

(ix)	4,243,578.28 shares of Class A Common Stock beneficially owned by Alden, as disclosed on Alden’s Schedule 13D, filed on May 26, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible; and

(x)	1,714,431 shares of Class A Common Stock held by the Rollover Shareholders.
     The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:
          (a) RONALD E. ELBERGER
          (b) The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.
          (c) The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.
          (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Elberger is a citizen of the United States of America.
          (a) BRUCE JACOBSON

CUSIP No.	291525 10 3	Page	9	of
          (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.
          (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.
          (d) During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Jacobson is a citizen of the United States of America.
          (a) GARY KASEFF
          (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.
          (c) The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.
          (d) During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Kaseff is a citizen of the United States of America.
          The shares that the Reporting Persons may be deemed to beneficially own represent approximately 29.14% of the outstanding shares of Class A Common Stock and 69.31% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no

CUSIP No.	291525 10 3	Page	10	of
voting rights.
          The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,905,904 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on May 26, 2010; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010); and (iv) the 97,565 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010.
          The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of April 30, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of May 26, 2010, if any.
          In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and entities controlled by the Reporting Persons may be considered to be a “group” with Alden and its affiliates and/or a “group” with the Rolling Shareholders. Therefore shares beneficially owned by Alden and its affiliates and/or the Rolling Shareholders may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Alden and its affiliates or a “group” with the Rolling Shareholders.
          Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.
          (c) Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.
          (d) Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially

CUSIP No.	291525 10 3	Page	11	of
owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
          The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:
          “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement and the Merger Agreement, which are incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits
          Item 7 is hereby amended and restated as follows:

Exhibit No.	Description	Filed With
1	Joint Filing Agreement dated as of May [26], 2010, by and among the Reporting Persons.	Filed with Amendment No. 6

2	Securities Purchase Agreement, dated May 24, 2010, by and among Mr. Jeffrey H. Smulyan, Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC and JS Acquisition, LLC.	Filed with Amendment No. 6

3	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the shareholders of the Issuer set forth in the Rollover Agreement.	Filed with Amendment No. 6

4	Agreement and Plan of Merger, dated as May 25, 2010, by and among the Emmis Communications Corporation, JS Acquisition, LLC and JS Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 of Emmis Communications Corporation’s Current Report on Form 8-K filed May 26, 2010).	Filed with Amendment No. 6

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2010

/s/ Jeffery H. Smulyan

Jeffrey H. Smulyan

JS ACQUISITION, INC.

By: Name:	/s/ Jeffery H. Smulyan Jeffery H. Smulyan
Title:	President

JS ACQUISITION, LLC

By: Name:	/s/ Jeffery H. Smulyan Jeffery H. Smulyan
Title:	Manager